Reed Smith LLP
                                                          2500 One Liberty Place
                                                                    215.851.8100
                                                                Fax 215 851.1420
PAUL J. JASKOT
Direct Phone:  215.851.8180
Email:  pjaskot@reedsmith.com


                                February 24, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Jeffrey Riedler
           Albert C. Lee

Re:  Protalex, Inc.
     Post-Effective Amendment to Form SB-2, filed November 4, 2004 File Number 333-109846

Dear Sirs:

      On behalf of Protalex, Inc. (the "Company"), we are responding to the comments of the Staff of the Securities and Exchange Commission (the "Commission") contained in Mr. Riedler's letter dated February 16, 2005 to Steven H. Kane with respect to the Company's Post-Effective Amendment No. 2 ("Amendment No. 2") to Form SB-2 (the "Registration Statement") referred to above, which amendment was filed on January 25, 2005.

      In response to your letter, set forth below are the Staff's comments in bold followed by the Company's responses to those comments.

      Where indicated below, the Company will include changes to the respective disclosures in the Company's Post-Effective Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which the Company is filing contemporaneously with this response letter. We are also sending to your attention three courtesy copies of this letter and Amendment No. 3, marked to show changes against Amendment No. 2, as filed with the Commission.

      Following the filing of Amendment No. 3, the Company intends to orally seek acceleration of effectiveness of the registration statement pursuant to Rule 461 of Regulation C. In that regard, the Company hereby affirms that it is aware of its obligations under the Securities Act of 1933, as amended.

FORM SB-2

GENERAL

1. AS PREVIOUSLY ORALLY REQUESTED, PLEASE PROVIDE A SUPPLEMENTAL LETTER WITH APPROPRIATE REPRESENTATIONS INDICATING YOU HAVE NOT SOLD ANY SECURITIES USING THE PROSPECTUS DATED DECEMBER 8, 2003 DURING THE PERIOD WHEN FINANCIAL INFORMATION CONTAINED IN THE PROSPECTUS WAS NOT CURRENT AS REQUIRED BY SECTION 10(A)(3) OF THE SECURITIES ACT.

      The Company advises the Staff that, contemporaneously with filing this Amendment No. 3, it is filing the supplemental letter requested by the Staff.

Securities and Exchange Commission
Attention: Jeffrey Riedler & Albert C. Lee
February 24, 2005
Page 2


BUSINESS

OVERVIEW, PAGE 15

2. WE NOTE YOUR STATEMENT, "[A]NTICIPATE FILING AN INVESTIGATIONAL NEW DRUG (OR IND), APPLICATION WITH THE FEDERAL DRUG ADMINISTRATION, OR FDA, IN THE FIRST QUARTER OF 2005." PLEASE CONFIRM WHETHER YOU HAVE FILED YOUR APPLICATION, IF SO, PLEASE REVISE THE DISCLOSURE ACCORDINGLY.

      The Company supplementally advises the Staff that it has not yet filed an IND application with the FDA, but still anticipates filing it within the disclosed time frame. Accordingly, the Company has not revised the disclosure. The Company further advises that Staff that it will file a Form 8-K with the Commission upon the filing of the Company's IND application.

CONTRACTUAL OBLIGATIONS, PAGE 23

3. THE TOTALS COLUMN AT THE FAR RIGHT SIDE OF YOUR TABLE CONTAINS 0S. THIS APPEARS TO BE AN ERROR. PLEASE REVISE ACCORDINGLY.

      The Company supplementally advises the Staff that the table regarding contractual obligations has been reformatted to align the numbers with the appropriate column.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 25

4. WE NOTE YOUR RESPONSE TO COMMENT 37 AND NOTE THAT YOU HAVE IDENTIFIED CONTACT PERSONS FOR SOME OF YOUR SELLING SHAREHOLDERS THAT ARE NOT NATURAL PERSONS. PLEASE REVISE TO INDICATE THAT THESES PERSONS HAVE VOTING AND INVESTMENT CONTROL OR INDICATE WHO DOES HAVE SUCH CONTROL.

      In response to the Staff's comment, the Company has revised the table under "Security Ownership of Certain Beneficial Owners and Management" to delete the contact persons at the addresses for each of the three non-natural persons listed so as to avoid any implication that those contact persons have voting or investment control of the shares beneficially owned. Information regarding the individuals having voting or investment control is disclosed in the footnotes with respect to the number of shares beneficially owned by such non-natural persons.

      Additionally, the Company has revised the disclosure set forth under "Selling Stockholders" to specifically disclose that, except with respect to:

      o vSpring SBIC, L.P., Integral Capital Partners VI, L.P., and SF Capital Partners Ltd., for which disclosure has been made under "Security Ownership of Certain Beneficial Owners and Management" regarding those persons having voting and investment control over such selling stockholder, and

      o William Hitchcock, who served as Chairman of the Board of Protalex from October 2001 to October 2003, as disclosed in footnote 11 to the table under "Selling Stockholders"

Securities and Exchange Commission
Attention: Jeffrey Riedler & Albert C. Lee
February 24, 2005
Page 3


none of such selling stockholders or their respective affiliates has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates, nor is in a position where it should be able to control the Company. The Company respectfully submits that further information with respect to the persons having voting and investment control over those non-natural person selling stockholders (other than vSpring SBIC, L.P., Integral Capital Partners VI, L.P. and SF Capital Partners Ltd.) neither is required by the rules and regulations promulgated under the 1933 Act, nor would it provide meaningful disclosure to investors.

                                     * * * *

Please note that, since the filing of Amendment No. 2, Mr. Kirmayer has left our firm. Accordingly, if you have any questions, please feel free to contact me at
(215) 851-8180 or my partner, Donald C. Reinke, at 510-466-6899.


                                                       Very truly yours,


                                                       /s/ Paul J. Jaskot
                                                       -------------------------
                                                           Paul J. Jaskot

cc:  Steven H. Kane
     Marc L. Rose
     Donald C. Reinke